THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    Subject to completion, dated June 4, 2002



PROSPECTUS
----------

                                1,000,000 SHARES
                         WINTRUST FINANCIAL CORPORATION
                                  COMMON STOCK
                             _______________________

Wintrust Financial Corporation is offering 1,000,000 shares of its common stock.

Our common stock is traded on the Nasdaq National Market under the symbol "WTFC." The last reported sale price of our common stock as reported on Nasdaq on June 3, 2002 was $27.82 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 12.

                             _______________________

                               PRICE $   PER SHARE
                             _______________________


                                                    PER SHARE         TOTAL
                                                    ---------         -----
Public offering price......................         $                 $
Underwriting discount......................         $                 $
Proceeds, before expenses, to Wintrust.....         $                 $

The underwriters may also purchase up to an additional 150,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The shares of common stock will be ready for delivery on or about    , 2002.

                             _______________________

RBC CAPITAL MARKETS

               U.S. BANCORP PIPER JAFFRAY

                                     STIFEL, NICOLAUS & COMPANY
                                            INCORPORATED

                                                            RAYMOND JAMES

                             _______________________

                                     , 2002

                       [MAP SHOWING COMPANY'S FACILITIES]

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Prospectus Summary.............................................................1
Summary Consolidated Financial Data............................................9
Risk Factors..................................................................12
Use of Proceeds...............................................................18
Capitalization................................................................18
Price Range of Common Stock and Dividend Policy...............................19
Underwriting..................................................................20
Transfer Agent................................................................21
Legal Matters.................................................................22
Experts  .....................................................................22
Where You Can Find More Information...........................................22
Documents Incorporated By Reference...........................................22

                            ------------------------

         You should rely only on the information provided or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our common stock in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

         o        our goals, intentions and expectations;

         o        our business plans and growth strategies; and

         o        estimates of our risks and future costs and benefits.

         These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in "Risk Factors" beginning on page 12.

         Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

                               PROSPECTUS SUMMARY

         The items in the following summary are described in more detail later in this prospectus or in the other information incorporated by reference into this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information included in this prospectus, our consolidated financial statements and the other information that is incorporated by reference in this prospectus before making a decision to invest in our common stock. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

                         WINTRUST FINANCIAL CORPORATION

         We are a financial holding company headquartered in Lake Forest, Illinois, with total assets of approximately $3.0 billion at March 31, 2002. We operate seven community banks, all in affluent suburbs of Chicago, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 31 banking facilities. Each of our banks provides a full complement of commercial and consumer loan and deposit products and services. Since late 1998, we have provided trust and investment services through our asset management subsidiary to customers of our banks. Through Wayne Hummer Investments LLC and Wayne Hummer Management Company, firms we acquired in February 2002 to expand our asset management business, we now provide brokerage and trust and investment services to over 35,000 customers, primarily in the Midwest, as well as to customers of our banks. In addition, we are involved in specialty lending through operating subsidiaries or divisions of certain of our banks. Our specialty lending niches include one of the five largest, based on management's estimates, commercial insurance premium finance companies in the United States; a company which provides accounts receivable financing and administrative services to the temporary staffing industry; and an indirect auto lending business which purchases loans through Chicago-area automobile dealerships.

         FINANCIAL SUMMARY

         The following table highlights the financial growth and performance of our organization for the five-year period ended December 31, 2001 and three-month periods ended March 31, 2002 and March 31, 2001.



                                 AS OF OR FOR THE
                                THREE MONTHS ENDED
                                     MARCH 31,                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                             ------------------------ ------------------------------------------------------------
                                2002         2001        2001         2000        1999         1998        1997
                             ----------  ------------ ----------   ----------  ----------   ---------- -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue............    $   34,920  $   24,126   $  102,812   $   79,306  $   57,542   $   44,839  $   31,716
Net income...............         6,362       3,904       18,439       11,155       9,427        6,245       4,846
Earnings per share
   (diluted).............          0.40        0.29         1.27         0.83        0.73         0.49        0.40
Total assets.............     2,955,153   2,166,630    2,705,422    2,102,806   1,679,382    1,348,048   1,053,400
Loans....................     2,167,550   1,625,979    2,018,479    1,547,596   1,270,126      974,031     702,700
Deposits.................     2,417,315   1,916,756    2,314,636    1,826,576   1,463,622    1,229,154     917,701
Common shareholders'
   equity................       163,521     105,872      141,278      102,276      92,947       75,205      68,790
Return on average assets.          0.92%       0.75%        0.79%        0.60%       0.63%        0.53%       0.56%
Return on average equity.         17.12%      15.39%       15.24%       11.51%      11.58%        8.68%       7.88%


         The following table shows the compound annual growth rates we achieved over the one-, two-, three- and four-year periods ended December 31, 2001. Based on our business strategy and growth plans, we expect to continue to post higher than average growth rates in future periods.


                                                    COMPOUND ANNUAL GROWTH RATES
                                             ----------------------------------------
                                             1 YEAR(1)   2 YEAR     3 YEAR     4 YEAR
                                             ---------   ------     ------     ------
     Total revenue.....................      29.6%        33.7%      31.9%      34.2%
     Net income........................      34.0         39.9       43.5       39.7
     Earnings per share (diluted)......      23.3         31.9       37.4       33.5
     Total assets......................      28.7         26.9       26.1       26.6
     Loans.............................      30.4         26.1       27.5       30.2
     Deposits..........................      26.7         25.8       23.5       26.0
     Common shareholders' equity.......      38.1         23.3       23.4       19.7

     ------------------
     (1) Net income and earnings per share exclude a non-recurring after-tax charge of $2.6 million reported in 2000.

         The following table provides information regarding each of our banks.


                                                            TOTAL ASSETS AT    CURRENT
                                                             MARCH 31, 2002   NUMBER OF
                      BANK                    DATE OPENED    (IN THOUSANDS)   FACILITIES
    --------------------------------------  --------------  ---------------   ----------
    Lake Forest...........................   December 1991      $722,531          7
    Hinsdale..............................    October 1993      533,083           5
    North Shore Community.................  September 1994      581,032           7
    Libertyville..........................    October 1995      382,244           5
    Barrington............................   December 1996      329,244           2
    Crystal Lake..........................   December 1997      194,130           4
    Northbrook............................   November 2000      116,972           1


         COMMUNITY BANKING

         Each of our banking subsidiaries was founded as a de novo, or new, banking organization within the last approximately ten years. We have grown from $1.1 billion in assets at December 31, 1997 to approximately $3.0 billion in assets at March 31, 2002, and our diluted earnings per share have increased at a compound annual growth rate of 33.5% over the four-year period ended December 31, 2001. Our historical financial performance has been affected by costs associated with growing market share in deposits and loans, opening new banks and branch facilities and building an experienced management team. Our recent financial performance generally reflects the improved profitability of our operating subsidiaries as they mature, offset by the costs of opening new banks and branch facilities. Our experience has been that it generally takes from 13 to 24 months for new banks to first achieve operational profitability depending on the number and timing of branch facilities added.

         ASSET MANAGEMENT AND BROKERAGE SERVICES

         Since late 1998, we have offered trust services in the communities served by our banks through Wintrust Asset Management Company. We employ experienced trust personnel and offer a full range of trust and investment services at Lake Forest Bank, North Shore Community Bank, Hinsdale Bank, Barrington Bank and Northbrook Bank. Prospective trust and investment customers at our other two banks are currently being served on an appointment basis.

         To expand our asset management business and to enter into the securities brokerage business, on February 20, 2002, we completed our acquisition of Wayne Hummer Investments, LLC, a registered broker-dealer, Wayne Hummer Management Company, a registered investment adviser, and Focused Investments LLC, a broker-dealer and wholly-owned subsidiary of Wayne Hummer Investments, each based in Chicago. We collectively refer to the businesses we acquired as the Wayne Hummer Companies. The acquisition has enabled us to augment fee-based revenue and to diversify our revenue stream by adding brokerage services as well as offering traditional banking products to the customers of the Wayne Hummer Companies. We paid $28 million for the Wayne Hummer Companies, consisting of $8 million in cash, 762,742 shares of common stock (then valued at $15 million) and $5 million of deferred cash payments to be made over a three-year period subsequent to the closing date. We also agreed to pay additional consideration contingent upon the attainment of certain performance measures over the next five years. We intend to continue to use the Wayne Hummer name in our brokerage and asset management operations. Effective May 20, 2002, the name of Wintrust Asset Management Company was changed to Wayne Hummer Trust Company.

         Through Wayne Hummer Investments, which we are currently operating as a separate subsidiary of Wintrust, we provide a full range of private client and securities brokerage services to approximately 35,000 customers, located primarily in the Midwest, with client assets of approximately $4.0 billion at March 31, 2002. Focused Investments provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois. Wayne Hummer Management Company provides money management services and advisory services to individuals and institutions, municipal and tax-exempt organizations, and four proprietary mutual funds. Wayne Hummer Management Company also provides portfolio management and financial supervision for a wide range of pension and profit-sharing plans. Individual accounts managed by Wayne Hummer Management Company totaled approximately $427 million at March 31, 2002, while the four managed funds had approximately $625 million in total assets at March 31, 2002. Wayne Hummer Management will continue to manage its mutual funds. Subject to bank regulatory approval, we plan to combine the individual account management part of this business with Wayne Hummer Trust Company, which at March 31, 2002, managed approximately $447 million of assets.

         SPECIALTY LENDING

         We conduct our specialty lending businesses through direct and indirect non-bank subsidiaries and divisions of our banks.

         Through First Insurance Funding we make loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by First Insurance Funding working through independent medium and large insurance agents and brokers located throughout the nation. The insurance premiums we finance are primarily for commercial customers' purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by our banks in order to more fully utilize their lending capacity. These loans generally provide the banks higher yields than alternative investments. Since the second quarter of 1999, we have also been selling some of the loan originations to an unrelated third party with servicing retained. Based on limited industry data available in certain state regulatory filings and First Insurance Funding management's experience in and knowledge of the premium finance industry, management estimates that, ranked by origination volumes, First Insurance Funding is one of the top five premium finance companies operating in the United States, with loan origination volume of approximately $1.3 billion during 2001. Our premium finance loans as of March 31, 2002, were $414.3 million, or 19% of our loan portfolio.

         Through Tricom, Inc. we provide high-yielding, short-term accounts receivable financing and value-added, outsourced administrative services, such as data processing of payrolls, billing and cash management services to the temporary staffing industry. Tricom's clients, located throughout the United States, provide staffing services to businesses in diversified industries. During 2001, Tricom processed payrolls with associated client billings of approximately $248 million and contributed $7.5 million of revenues, net of interest expense, to us.

         We engage in other specialty lending through divisions of our banks, including indirect auto lending which we conduct through a division of Hinsdale Bank. The indirect automobile loans are diversified among many individual borrowers, secured by new and used automobiles and are generated by a large network of automobile dealers located in the Chicago area with which we have established relationships. Like other consumer loans, the indirect auto loans are subject to the banks' established credit standards. We regard substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships to deter third party fraud, and the banks are not dependent on any one dealer as a source of such loans. At March 31, 2002, our indirect auto loans were $184.4 million and comprised approximately 9% of our loan portfolio. Management is not pursuing growth in this segment and anticipates that this portfolio will comprise a smaller portion of the net loan portfolio in the future.

OPERATIONAL STRATEGY

         Since our first bank was opened in 1991, we have been committed to the same fundamental operational strategy, the key elements of which include the following:

         o MAINTAINING DECISION-MAKING AUTHORITY LOCALLY WITHIN EACH OF OUR BANKS AND PROVIDING A HIGH LEVEL OF PERSONAL AND PROFESSIONAL SERVICE. Our community banking philosophy is driven by our emphasis on local independence and decision-making authority within each of our banks. While senior management of Wintrust provides expertise to each of our subsidiaries in the areas of capital planning, long-term strategic planning, marketing and advertising, financial management, investment and asset/liability management, and technology, the separate management teams of each of the banks, as well as First Insurance, Wayne Hummer Trust Company, Tricom and the Wayne Hummer Companies, have full managerial responsibilities for customer service and the ongoing day-to-day operations of their respective organizations, subject to the oversight of our Board of Directors and the boards of our subsidiaries. Our banks enjoy the competitive advantages of being able to tailor products and services to meet the differing needs of the customers that they serve, to quickly make decisions affecting customers, and to participate actively in their communities.

         o EMPLOYING FEWER, BUT HIGHLY QUALIFIED AND PRODUCTIVE INDIVIDUALS AT RELATIVELY HIGH COMPENSATION RATES AND FOCUSING ON LOW NET OVERHEAD RATIOS. Key to our growth and profitability is our management's extensive experience in providing community banking services, and retaining highly qualified managers is critical to our strategy. Our banks' presidents and chief executive officers were selected not only for their years of banking experience but also for their business development skills and their strong ties to the communities they serve. Our practice of employing fewer, but highly qualified individuals at all levels of the organization is key to maintaining a decentralized management structure. Although our management compensation levels may be relatively high, we believe our organizational structure allows us to continue to improve and maintain favorable net overhead ratios as the banks, First Insurance, Wayne Hummer Trust Company and Tricom mature.

         o MARKETING INNOVATIVE DEPOSIT AND LOAN PRODUCTS. Our banks offer local residents competitive retail products designed to attract customers and to provide the banks with the opportunity to introduce and cross-sell their full range of personalized banking services. Each of our banks has developed a strong customer base within its communities through the utilization of innovative community-oriented marketing programs. Our banks market their products aggressively through creative newspaper and other advertising, special promotions and frequently sponsored community events. While competitive pricing may create pressure on our net interest margin at times, to be more responsive to the needs of consumers in their specific markets, the banks have also introduced a variety of innovative deposit and loan products to appeal to the unique needs of different types of bank customers, such as different age groups and other special segments of the target markets. In addition, each of our banks has a large board of directors comprised of influential business persons and prominent individuals within their respective communities who assist the banking officers with business development. Consequently, we believe substantially all of our deposits are relatively stable, core deposits. We have been successful in growing our deposits at a compound annual growth rate of 26.0% from December 31, 1997 through December 31, 2001.

         o PURSUING A NUMBER OF SPECIALTY LENDING NICHES. We currently finance loans in several different specialty lending niches to more fully utilize our lending capacity, to diversify our loan portfolio, and to enhance the profitability of our banks. In addition to premium finance loans originated by First Insurance, short-term accounts receivables financed by Tricom, and indirect auto loans, we also engage in mortgage warehouse lending, medical and municipal equipment leasing, homeowners and condominium association lending and, more recently, small aircraft lending. Loans in our specialty lending niches tend to be higher yielding than other commercial and consumer loans in our banks' portfolios, but may involve greater credit risks than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral or because we do not have direct customer relationships with the underlying borrowers.

         o        FOCUS ON GENERATING FEE INCOME TO AUGMENT NET INTEREST INCOME.
                  During 2001, we generated fee income from a variety of sources including the origination and sale of mortgage loans, account service charges, trust and asset management fees, premium income from call option contracts, as well as gains on sales of premium finance receivables and securities. In addition, we earn administrative fees at Tricom related to its payroll processing business. We have further diversified our sources of fee income with the acquisition of the Wayne Hummer Companies which will increase our noninterest income as a percentage of net revenues in 2002. Non-interest income (not including the $1.25 million we recovered during the quarter relating to a nonrecurring loss incurred in 2000) as a percentage of net revenues increased to 34% for the quarter ended March 31, 2002, from 28% for the comparable period in 2001.

GROWTH STRATEGY

         Key elements of our growth strategy include the following:

         o INTERNAL GROWTH. Due to our de novo strategy, we believe we have not yet realized the full deposit and asset generation potential in the communities now served by our existing banking facilities. We believe we can leverage our existing infrastructure to support additional business while maintaining a high level of personalized customer service and responsiveness. As consolidation in the financial services industry continues, management expects that more individuals and small businesses will become disenchanted with the perceived lower level of service offered by the larger institutions, providing continuing market share opportunity for us. We may from time to time compete for deposits, particularly in our newer markets, with aggressive pricing, which may reduce our net interest margin. With management's focus on balancing further asset growth with earnings growth, our current strategy is to continue less aggressive deposit pricing at those banks with significant market share and more established customer bases.

                  As a result of our acquisition of the Wayne Hummer Companies, we expect certain customer funds currently invested in money market mutual funds at the Wayne Hummer Companies to become deposits of our banks. We plan to begin soliciting these deposits beginning about the end of the second quarter of 2002. We estimate that approximately $200 to $300 million may migrate from the mutual funds into deposit accounts of the banks by the end of 2002. This migration of funds to the banks is subject to the desire of the customers to make the transition of their funds into FDIC insured bank accounts, our capital capacity and the availability of suitable investments in which to deploy the funds. Pending reinvestment of these funds in loans or other higher-yielding earning assets, we plan to invest the deposit funds in assets suitable for bank investment.

         o EXPANDING INTO ATTRACTIVE MARKETS WITH LIMITED LOCAL BANKING COMPETITION. We plan to continue our geographic expansion by leveraging our existing banks and opening new branch facilities in nearby communities where management believes targeted customers would be attracted to a community banking alternative. Consistent with this strategy, in 2001 we opened two new locations. In February 2001, we opened a new branch of Crystal Lake Bank in McHenry, Illinois, and in September 2001, we opened Hoffman Estates Community Bank, a branch of Barrington Bank. Additionally, in January 2002 we opened a new branch of Hinsdale Bank in Riverside, Illinois; in May 2002, we opened a Highland Park, Illinois branch of Lake Forest Bank; and we will soon be opening a permanent facility for our Wauconda, Illinois branch of Libertyville Bank. We also intend to continue the formation of additional de novo banks in attractive markets in and around the Chicago metropolitan area. We will continue to be impacted by start-up costs to the extent we undertake additional de novo bank, branch and business formations. In addition, we intend to explore and consider potential acquisitions of other community banks that are already operating in desirable markets. We believe some banks may be attracted to our commitment to local operational autonomy and may desire to provide their investors the liquidity that could be offered by our publicly traded stock. However, because of competition from other potential bidders or seller price expectations, we may not be successful in acquiring other banks at prices we consider attractive.

         o AUGMENTING THE LOAN PORTFOLIO WITH OUR SPECIALTY LENDING NICHES TO ALLOW THE BANKS TO MORE FULLY UTILIZE THEIR LENDING CAPACITY AND ADDING RELATED FINANCIAL SERVICES BUSINESSES TO INCREASE FEE INCOME. Our specialty lending niches have enhanced the profitability of our community banks by optimizing their earning asset base and allowing them to diversify their loan portfolios. Certain of our related financial services businesses also contribute to higher fee income, such as administrative service fees earned by Tricom for payroll processing. We may pursue acquisitions or development of additional specialty lending businesses engaged in asset generation suitable for bank investment and/or secondary market sales. We may also pursue acquisitions or development of related financial services businesses to augment fee income. Management intends to continue to explore various commercial and consumer finance activities and to seek attractive potential acquisition candidates. Acquisitions, if any, could have a short-term dilutive effect on earnings per share.

         o GROWTH OF TRUST AND INVESTMENT SERVICES PROVIDED TO SMALL AND MID-SIZED BUSINESSES AND AFFLUENT INDIVIDUALS. With the formation of Wayne Hummer Trust Company, formerly known as Wintrust Asset Management, in 1998, we began to market trust and investment services more aggressively to bank customers in an effort to expand our market share and increase our fee income. Due to its relatively small size and start-up nature, our trust business segment was not yet profitable in 2001, but our recent acquisition of the Wayne Hummer Companies has significantly expanded our investment services customer base and enables us to diversify our revenue stream. We expect that higher brokerage and asset management fees will allow us to increase noninterest income from 28% of total net revenues in 2001 to approximately 40% in 2002. We believe we can further expand our trust and investment services business by marketing our newly expanded base of brokerage and investment management products and services to our banking clients while offering trust services and estate planning products, as well as traditional banking services, to brokerage and asset management clients. We also expect to seek to recruit additional investment professionals to staff our banking locations. As a result, we may continue to experience higher expense ratios in this segment as we integrate the Wayne Hummer Companies into our business.

         o UTILIZING THE INTERNET AS A NEW DISTRIBUTION CHANNEL FOR BOTH EXISTING AND FUTURE BANK PRODUCTS AND SERVICES. We maintain community bank websites and a number of on-line financial services, including on-line banking, bill pay and check register, investment portfolio review, home mortgage applications, a community calendar, links to key sites and wireless access. We anticipate adding new products and services in the future, and expect that the Internet may become an increasingly important distribution channel for our banks. This will likely require continued investment to keep pace with technological change.

OFFICE LOCATION

         Our principal executive offices are located at 727 North Bank Lane, Lake Forest, Illinois 60045-1951, and our telephone number is (847) 615-4096.

                                  THE OFFERING

Common stock offered...................................     1,000,000 shares

Offering price per share...............................     $

Common stock to be outstanding after the offering......     16,750,605 shares(1)

Use of proceeds........................................     We will use the net
                                                            proceeds of this
                                                            offering to increase
                                                            the capital at our
                                                            existing banks
                                                            to pursue growth
                                                            opportunities and
                                                            and for general
                                                            corporate purposes.

Risk Factors...........................................     See "Risk Factors"
                                                            beginning on page
                                                            page 12 and other
                                                            information
                                                            included in this
                                                            prospectus for a
                                                            discussion of
                                                            factors you
                                                            should consider
                                                            carefully before
                                                            deciding to invest
                                                            in our common stock.

Nasdaq National Market symbol..........................     WTFC

------------------
(1) The number of shares shown to be outstanding after the offering is based on the number of shares of our common stock outstanding as of May 29, 2002, and does not include 4,346,395 shares reserved for issuance under our stock option and other compensation plans or upon the exercise of outstanding warrants. As of May 29, 2002, we had outstanding options to purchase 2,812,207 shares and warrants to purchase 229,313 shares of our common stock.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2001, are derived from our audited historical financial statements. The summary data presented below as of or for the three-month periods ended March 31, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the three-month periods have been included. Per share amounts have been adjusted to reflect the 3-for-2 stock split effected as a stock dividend effective as of March 14, 2002. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the three-month period ended March 31, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

                             THREE MONTHS ENDED
                                  MARCH 31,                    YEARS ENDED DECEMBER 31,
                             ------------------  ----------------------------------------------------
                              2002(1)    2001      2001       2000        1999       1998      1997
                             --------  --------  ---------  ---------   ---------  --------  --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


STATEMENT OF INCOME
   DATA:
Total interest income.....   $ 41,971  $ 41,782  $ 166,455  $ 148,184   $ 109,331  $ 87,979  $ 65,111
Total interest expense....     19,803    24,506     92,441     87,184      61,597    51,215    38,339
                             --------  --------  ---------  ---------   ---------  --------  --------
   Net interest income....     22,168    17,276     74,014     61,000      47,734    36,764    26,772
Provision for loan........      2,348     1,638      7,900      5,055       3,713     4,297     3,404
                             --------  --------  ---------  ---------   ---------  --------  --------
   Net interest income
      after provision
      for loan losses.....     19,820    15,638     66,114     55,945      44,021    32,467    23,368

Non-interest Income:
   Gain on sale of
      premium finance
      receivables.........        766       942      4,564      3,831       1,033        --        --
   Fees on mortgage
      loans sold..........      2,017     1,524      7,831      2,911       3,206     5,569     2,341
   Trust, asset
      management and
      brokerage fees......      4,570       450      1,996      1,971       1,171       788       626
   Service charges on
      deposit accounts....        738       547      2,504      1,936       1,562     1,065       724
   Administrative
      services revenues...        822     1,021      4,084      4,402         996        --        --
   Premium finance
      defalcation-partial
      settlement(2).......      1,250        --         --         --          --        --        --
   Securities (losses)
      gains, net..........       (215)      286        337        (40)          5        --       111
   Other..................      2,804     2,080      7,482      3,295       1,835       653     1,142
                             --------  --------  ---------  ---------   ---------  --------  --------
      Total non-interest
        income(2).........     12,752     6,850     28,798     18,306       9,808     8,075     4,944
                             --------  --------  ---------  ---------   ---------  --------  --------

(See footnotes on page 11)

                             THREE MONTHS ENDED
                                  MARCH 31,                    YEARS ENDED DECEMBER 31,
                           ----------------------  -------------------------------------------------------------
                              2002(1)    2001         2001         2000         1999        1998        1997
                           ----------  ----------  ----------   ----------   ----------  ----------  -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


Non-interest Expense:
   Salaries and
      employee benefits    $   13,362  $    8,478  $   35,628   $   28,119   $   20,808  $   18,944   $   14,204
   Equipment expense...         1,730       1,484       6,297        5,101        3,199       2,221        1,713
   Occupancy expense,
      net..............         1,544       1,244       4,821        4,252        2,991       2,435        1,896
   Data processing.....         1,014         830       3,393        2,837        2,169       1,676        1,337
   Advertising and
      marketing........           524         307       1,604        1,309        1,402       1,612        1,309
   Professional fees...           611         531       2,055        1,681        1,203       1,654        1,343
   Amortization of
      intangibles......            17         178         685          713          251         120          100
   Premium finance
      defalcation(2)...            --          --          --        4,320           --          --           --
   Other non-interest
      expenses.........         3,877       2,919      11,300        9,471        7,655       7,171        5,352
                           ----------  ----------  ----------   ----------   ----------  ----------   ----------
      Total non-interest
        expense(2).....        22,679      15,971      65,783       57,803       39,678      35,833       27,254
                           ----------  ----------  ----------   ----------   ----------  ----------   ----------

Income before taxes
   and cumulative
   effective of
   accounting change...         9,893       6,517      29,129       16,448       14,151       4,709        1,058
Income tax expense
   (benefit)...........         3,531       2,359      10,436        5,293        4,724      (1,536)      (3,788)
                           ----------  ----------  ----------   ----------   ----------  ----------   ----------
Income before
   cumulative effect
   of accounting change         6,362       4,158      18,693       11,155        9,427       6,245        4,846
Cumulative effect of
   change in accounting for
   derivatives, net of
   tax.................            --        (254)       (254)          --           --          --           --
                           ----------  ----------  ----------   ----------   ----------  ----------   ----------
   Net income..........    $    6,362  $    3,904  $   18,439   $   11,155   $    9,427  $    6,245   $    4,846
                           ==========  ==========  ==========   ==========   ==========  ==========   ==========
COMMON SHARE DATA:
Earnings per share:
   Basic...............    $     0.42  $     0.30  $     1.34   $     0.85   $     0.76  $     0.51   $     0.42
   Diluted.............          0.40        0.29        1.27         0.83         0.73        0.49         0.40
Cash dividends per
   common share(3).....          0.060       0.047       0.093        0.067          --          --           --
Book value per share...         10.41        8.19        9.72         7.92         7.06        6.15         5.65
Weighted average common
  shares outstanding:
   Basic...............        15,078      12,923      13,734       13,066       12,373      12,212       11,633
   Diluted.............        15,991      13,377      14,545       13,411       12,837      12,742       12,129

SELECTED FINANCIAL
   CONDITION DATA (AT
   END OF PERIOD):
Total assets...........    $2,955,153  $2,166,630  $2,705,422   $2,102,806   $1,679,382  $1,348,048   $1,053,400
Total loans............     2,167,550   1,625,979   2,018,479    1,547,596    1,270,126     974,031      702,700
Total deposits.........     2,417,315   1,916,756   2,314,636    1,826,576    1,463,622   1,229,154      917,701
Notes payable..........        66,125      38,875      46,575       27,575        8,350          --       20,402
Long term debt - trust
   preferred securities        51,050      51,050      51,050       51,050       31,050      31,050           --
Total shareholders'
   equity..............       163,521     105,872     141,278      102,276       92,947      75,205       68,790

(See footnotes on following page)

                             THREE MONTHS ENDED
                                  MARCH 31,                    YEARS ENDED DECEMBER 31,
                             ------------------  ----------------------------------------------------
                              2002(1)    2001      2001       2000        1999       1998      1997
                             --------  --------  ---------  ---------   ---------  --------  --------
SELECTED FINANCIAL
   RATIOS AND OTHER
   DATA:
Performance Ratios:
   Net interest
      margin(4)(5)(6)...        3.48%     3.67%      3.49%      3.66%      3.54%      3.43%     3.41%
   Core net interest
      margin(4)(6)(7)...        3.68      3.94       3.73       3.91       3.75       3.50      3.41
   Net interest
      spread(4)(6)(8)...        3.15      3.26       3.08       3.29       3.23       3.00      2.92
   Non-interest income
      to average
      assets(4).........        1.84      1.32       1.24       0.99       0.66       0.69      0.58
   Non-interest
      expense to
      average
      assets(2)(4)......        3.28      3.07       2.83       3.12       2.65       3.04      3.18
   Net overhead
      ratio(2)(4)(9)....        1.43      1.75       1.59       2.13       2.00       2.36      2.60
   Efficiency
      ratio(2)(10)......        64.2      66.4       63.7       72.3       68.6       79.8      86.0
   Return on average
      assets(2)(4)......        0.92      0.75       0.79       0.60       0.63       0.53      0.56
   Return on average
      equity(2)(4)......       17.12     15.39      15.24      11.51      11.58       8.68      7.88
   Average
      loan-to-average
      deposit ratio.....        89.8      87.1       87.4       87.7       86.6       80.1      80.1
   Dividend payout
      ratio(3)(4).......         7.5       8.0        7.4        8.0         --          --        --

Asset Quality Ratios:
   Non-performing
      loans to total
      loans.............        0.53%    0.86%       0.64%      0.63%      0.55%      0.56%     0.60%
   Allowance for loan
      losses to:
      Total loans.......        0.68      0.68       0.68       0.67       0.69       0.72      0.73
      Non-performing
        loans...........      128.07     79.35     105.63     107.75     126.10     129.66    121.64
   Net charge-offs to
      average
      loans(2)(4).......        0.26      0.25       0.26       0.24       0.19       0.28      0.31
   Non-performing
      assets to total
      assets............        0.39      0.64       0.48       0.46       0.41       0.45      0.40

Other data at end of
   period:
   Number of banking
      facilities........          30        29         29         28         24         21        17

------------------
(1) We completed our acquisition of the Wayne Hummer Companies effective as of February 1, 2002. The results for the quarter ended March 31, 2002 include the results of the Wayne Hummer Companies since February 1, 2002.
(2) In 2000, we recorded a $4.3 million pre-tax charge ($2.6 million after-tax) related to a fraudulent loan scheme perpetrated against our premium finance subsidiary. The amount of this charge was not included in loans charged off because a lending relationship had never been established. In the first quarter of 2002, we recovered $1.25 million (pre-tax) of this amount ($754,000 after-tax).
(3) We declared our first semi-annual dividend payment in January 2000. Dividend data reflected for the interim periods reflect semi-annual, not quarterly, dividends.
(4)      Certain financial ratios for interim periods have been annualized.
(5)      Net interest income divided by average interest-earning assets.
(6)      Calculated on a tax-equivalent basis.
(7) Core net interest margin excludes the interest expense associated with the trust preferred securities.
(8) Yield earned on average interest-earning assets less rate paid on average interest-bearing liabilities.
(9) Non-interest expense less non-interest income divided by average total assets.
(10) Non-interest expense (excluding non-recurring items) divided by the sum of net interest income on a tax equivalent basis, plus non-interest income (excluding securities gains and losses).

                                  RISK FACTORS

         You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus, as well as the documents incorporated by reference in this prospectus.

DE NOVO OPERATIONS AND BRANCH OPENINGS IMPACT OUR PROFITABILITY.

         Our historical results have been impacted by our strategy of de novo bank formations and branch openings. We have employed this strategy to build an infrastructure that management believes can support additional internal growth in our banks' respective markets. To expand into additional communities in and around Chicago, we may undertake additional de novo bank formations or branch openings. Based on our experience, management believes that it generally takes from 13 to 24 months for new banks to first achieve operational profitability, depending on the number of branch facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time we have historically experienced for new banks and/or branch facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. To the extent we undertake additional de novo bank, branch and business formations, our level of reported net income, return on average equity and return on average assets will be impacted by start-up costs associated with such operations, and we are likely to continue to experience the effects of higher expenses relative to operating income from the new operations. These expenses may be higher than we expect or than our experience has shown. For example, Wayne Hummer Trust Company, which we formed on September 30, 1998, as Wintrust Asset Management, is not yet operating profitably.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY.

         Although we have historically grown primarily through de novo bank formations and the establishment of new branch offices, our strategic plan also includes potential acquisitions of other financial institutions in attractive markets, trust and investment management services companies such as our recent acquisition of the Wayne Hummer Companies and specialty lending or related financial services businesses that offer unique earning asset niches or fee income. We may not be successful in implementing our strategy for any number of reasons, many beyond our control, including the following:

         o if we are unable to identify attractive markets, locations or opportunities, including attracting the necessary management, to expand in the future, whether through de novo bank formations, the addition of branch facilities or through acquisitions of other community banks, specialty financial services companies or fee-based businesses;

         o if potential acquisitions are not available on terms acceptable or favorable to us;

         o if we are unable to obtain the required regulatory approvals for any proposed acquisitions; or

         o if we are unable to successfully integrate, operate and manage any business that we acquire, including the Wayne Hummer Companies.

WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

         Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain our executive officers and the current senior management teams of each of our banks, First Insurance, Tricom, Wayne Hummer Trust Company and the Wayne Hummer Companies, will continue to be critical to the successful implementation of our strategies. We have entered into employment contracts with four of our executive officers, including Edward J. Wehmer, our President and Chief Executive Officer, David A. Dykstra, our Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer, Robert F. Key, our Executive Vice President-Marketing, and Lloyd M. Bowden, our Executive Vice President-Technology, as well as with approximately 48 of those senior officers who we consider to be key employees. It is also important as we grow to be able to attract and retain additional qualified senior and middle management. We do not currently maintain key-man life insurance policies. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB LOSSES THAT MAY OCCUR IN OUR LOAN PORTFOLIO.

         Our allowance for loan losses is established in consultation with management of our operating subsidiaries and is maintained at a level considered adequate by management to absorb loan losses that are inherent in the portfolios. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and such losses may exceed current estimates. Rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for our banks is more difficult, and therefore the banks may be more susceptible to changes in estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios. Although management believes that the allowance for loan losses is adequate to absorb losses that may develop in our existing portfolios of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses in the future.

OUR PREMIUM FINANCE BUSINESS INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE US TO SIGNIFICANT LOSSES.

         Of our total loans at March 31, 2002, 19% are comprised of commercial insurance premium finance receivables that we generate through First Insurance. These loans, intended to enhance the average yield of earning assets of our banks, involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with loan portfolios of more traditional community banks. First Insurance also faces unique operational and internal control challenges due to the relatively rapid turnover of the premium finance loan portfolio and high volume of new loan originations. The average term to maturity of these loans is less than 12 months, and the average loan size is less than $30,000.

         Because we conduct lending in this segment primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in our banks. We may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. For example, in the third quarter of 2000, we recorded a non-recurring after-tax charge of $2.6 million in connection with a series of fraudulent loan transactions perpetrated against First Insurance by one independent insurance agency located in Florida. Although we have since enhanced our internal control system at First Insurance, we may continue to be exposed to the risk of significant loss in our premium finance business.

         Due to continued growth in origination volume of premium finance receivables since the second quarter of 1999, we have been selling some of the loans First Insurance originates to an unrelated third party. We have recognized gains on the sales of the receivables, and the proceeds of sales have provided us with additional liquidity. Consistent with our strategy to be asset driven, we expect to pursue similar sales of premium finance receivables in the future; however, we cannot assure you that there will continue to be a market for sale of these loans and the extent of our future sales of these loans will depend on the level of new volume growth in relation to our capacity to retain the loans within our subsidiary banks' loan portfolios. Because we have a recourse obligation to the purchaser of premium finance loans that we sell, we could incur losses in connection with the loans sold if collections on the underlying loans prove to be insufficient to repay to the purchaser the principal amount of the loans sold plus interest at the negotiated buy-rate and if the collection shortfall on the loans sold exceeds our estimate of losses at the time of sale.

OUR STRATEGY OF PURSUING SPECIALTY LENDING NICHES MAY EXPOSE US TO CREDIT RISKS THAT ARE UNIQUE FOR A COMMUNITY BANKING ORGANIZATION OF OUR SIZE.

         At March 31, 2002, 34% of our total loan portfolio consisted of loans we make in what we consider to be specialty lending niches. In addition to our premium finance loans, we engage in indirect auto lending, accounts receivable financing, mortgage broker warehouse lending, and to a much lesser extent, medical and municipal equipment leasing, loans to condominium, homeowner and community associations, and small aircraft lending.

         Our portfolio of automobile loans are originated indirectly through unaffiliated automobile dealers located throughout the Chicago metropolitan area. At March 31, 2002, our indirect auto loans were $184.4 million and comprised approximately 9% of our loan portfolio. Because we are lending through third-party originators, our indirect auto portfolio may be relatively riskier than direct consumer lending. Also, because the indirect auto loan industry is highly competitive, the cost of collection and repossession of the underlying collateral may significantly reduce the profitability of this portfolio, particularly in a recessionary environment.

         Through Tricom we finance payrolls of companies engaged in the temporary staffing business. At March 31, 2002, these finance receivables totaled $17.6 million and represented approximately 1% of our loan portfolio. The principal source of repayments on the loans we make in this niche are payments to our borrowers from their customers who are located throughout the United States. While we employ lockboxes and other cash management techniques to protect our interests, to the extent third parties fail to pay or fraudulently engage in the conversion of funds through misuse or nonuse of the lockbox or the creation of ghost payrolls, we may suffer losses.

         Our lease financing niche may involve a higher degree of credit risk than mortgage or consumer lending due primarily to the potential for relatively rapid depreciation of medical equipment and other assets securing leases. Similarly, in the event of a default of loans originated in our aircraft lending program, the marketability of the collateral may make it more difficult to convert this collateral to cash, especially in an adverse economic environment. In our condominium and homeowner association lending niche, we may face difficulties in securing repayment from our association borrowers to the extent they are unable to collect assessments from their members, and we may suffer losses if we are unable to enforce liens against homeowner properties.

OUR ASSET MANAGEMENT AND BROKER-DEALER BUSINESSES MAY BE AFFECTED BY FLUCTUATIONS IN THE TRADING VOLUME AND PRICE LEVELS OF SECURITIES AND WE MAY BE ADVERSELY AFFECTED BY A DOWNTURN IN THE U.S. SECURITIES MARKET.

         The results of our brokerage and asset management subsidiaries depends heavily on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Because a significant portion of our revenue in these businesses is derived from commissions, margin interest revenue and principal transactions, a decline in stock prices, trading volumes or liquidity could result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our brokerage clients to fulfill their credit obligations, which would adversely affect our profitability.

         We often permit our brokerage clients to purchase securities on margin or, in other words, to borrow a portion of the purchase price from us and collateralize the loan with a set percentage of the securities. During steep declines in securities prices, the value of the collateral securing margin purchases may drop below the amount of the purchaser's indebtedness. If a client is unable to provide additional collateral for these loans, we may lose money on these margin transactions. In addition, particularly during market downturns, we may face additional expense defending or pursuing claims or litigation.

         Many factors outside our control may directly affect the securities and investment management industries, in many cases in an adverse manner. These include economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international financial communities, inflation, currency values, the level and volatility of interest rates, market conditions, the availability and cost of short-term or long-term funding and capital, and the credit capacity or perceived credit worthiness of the securities industry in the marketplace.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

         Our earnings are derived from the operations of our subsidiaries, and we are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in the economic environment may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. If market interest rates should move contrary to our "gap" position on interest earning assets and interest bearing liabilities, the "gap" will work against us and our net interest income may be negatively affected. The success of our covered call option strategy may also be affected by changes in interest rates. With the decline in interest rates over the last year to historically low levels, we have been able to augment the total return of our investment securities portfolio by selling call options on fixed-income securities we own. We recorded fee income of $4.3 million during 2001 and $1.6 million during the first quarter of 2002 from premiums earned on these covered call option transactions. In a rising interest rate environment, particularly if the yield curve remains steep, the amount of premium income we earn on these transactions will likely decline.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

         The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, money market funds, finance companies, trust companies, insurers, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or Illinois chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. In recent years, several major multi-bank holding companies have entered or expanded in the Chicago metropolitan market. Generally, these financial institutions are significantly larger than we are and have greater access to capital and other resources. Our ability to compete effectively in the marketplace is also dependent on our ability to adapt successfully to technological changes within the banking and financial services industries.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

         We are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future banking legislation and regulations have had, will continue to have or may have a significant impact on the financial services industry. Some of the legislative and regulatory changes may increase our costs of doing business and, as a result, advantage our competitors who may not be subject to similar legislative and regulatory requirements. In addition, self regulatory organizations, such as the New York Stock Exchange and the National Association of Securities Dealers, require our securities brokerage subsidiaries to comply with their extensive rules and regulations, and we could be adversely affected by applicable changes in such legislation and regulation.

SINCE OUR BUSINESS IS CONCENTRATED IN THE CHICAGO METROPOLITAN AREA, A DOWNTURN IN THE CHICAGO ECONOMY MAY ADVERSELY AFFECT OUR BUSINESS.

         Currently, our lending and deposit gathering activities are concentrated primarily in the greater Chicago metropolitan area. Our success depends on the general economic condition of Chicago and its surrounding areas. Adverse changes in the economy could reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK OR OTHER SECURITIES MAY DILUTE THE VALUE OF THE COMMON STOCK.

         Our board of directors has the authority, without action or vote of the shareholders, to issue all or part of any authorized but unissued shares of our common stock and preferred stock, including common shares authorized to be issued under our stock option plan, shares that employees may purchase at their election pursuant to our Employee Stock Purchase Plan and shares that may be issuable to our directors as compensation for attendance at Board meetings pursuant to our Directors Deferred Fee and Stock Plan. In the future, we may also issue additional securities, through public or private offerings, in order to raise additional capital to support our growth or in connection with possible acquisitions. Future issuances will dilute the percentage of ownership interest of shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK IS LIMITED BY LAW AND CONTRACT.

         Our ability to pay dividends on our common stock largely depends on our receipt of dividends from our banks. The amount of dividends that our banks may pay to us is limited by federal and state banking laws and regulations. We registered as a financial holding company in connection with our acquisition of the Wayne Hummer Companies, and, as a result, our banks are now required to maintain capital sufficient to meet the "well-capitalized" standards set by the regulators and will be able to pay dividends to us only so long as their capital continues to exceed these levels. We or our banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them in order to retain earnings for use in our or our banks' business. We are also prohibited from paying dividends on our common stock if we have not made distributions or required payments on our outstanding trust preferred securities and debt securities.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK; YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

         The price of our shares of common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for financial services companies and the stock market in general, as well as changes in investor perceptions of our company.

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly traded company, the volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price. All of the 762,734 shares of our common stock issued in connection with the acquisition of the Wayne Hummer Companies, as well as certain other shares, are covered by resale registration statements. These shares can be freely sold in the market. The market price of our common stock could drop significantly if shareholders sell or are perceived by the market as intending to sell large blocks of our shares.

OUR SHAREHOLDER RIGHTS PLAN AND PROVISIONS IN OUR ARTICLES OF INCORPORATION AND OUR BY-LAWS MAY DELAY OR PREVENT AN ACQUISITION OF US BY A THIRD PARTY.

         Our board of directors has implemented a shareholder rights plan. The rights, which are attached to our shares and trade together with our common stock, have certain anti-takeover effects. The plan may discourage or make it more difficult for another party to complete a merger or tender offer for our shares without negotiating with our board of directors or to launch a proxy contest or to acquire control of a larger block of our shares. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire us without approval of our board of directors, and under certain circumstances, the rights beneficially owned by the person or group may become void. The plan also may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by incumbent directors and key management. In addition, our executive officers may be more likely to retain their positions with us as a result of the plan, even if their removal would be beneficial to shareholders generally.

         Our articles of incorporation and our by-laws contain provisions, including a staggered board provision, that make it more difficult for a third party to gain control or acquire us without the consent of our board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions.

         These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

                                 USE OF PROCEEDS

         The net proceeds to us from the sale of 1,000,000 shares of our common
stock in this offering are estimated to be approximately $   million (assuming
no exercise of the underwriters' over-allotment option) after deducting the underwriting discount and aggregate offering expenses payable by us. The offering expenses are estimated to be approximately $250,000.

         We will use the net proceeds of this offering to increase the capital at our existing banks to pursue growth opportunities and for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth our total indebtedness and capitalization at March 31, 2002, on an historical basis and as adjusted for the offering (assuming no exercise of the underwriters' over-allotment option) as if such sale had been consummated on March 31, 2002. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.


                                                                                           MARCH 31, 2002
                                                                                       ------------------------
                                                                                         ACTUAL     AS ADJUSTED
                                                                                       ---------    -----------
                                                                                        (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
Other borrowings (including securities sold under agreement to repurchase,
   federal funds purchased and Federal Home Loan Bank advances).................        $203,624       $203,624
Notes payable under revolving credit line with an unaffiliated commercial bank..          66,125         66,125
Long-term debt--trust preferred securities.......................................         51,050         51,050
                                                                                       ---------    -----------
   Total indebtedness...........................................................         320,799        320,799
                                                                                       ---------    -----------

SHAREHOLDERS' EQUITY:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated Junior Serial Preferred Stock A; no shares
   issued and outstanding.......................................................              --             --
Common stock, no par value; 30,000,000 shares authorized; 15,711,641 shares
   issued and outstanding; 16,711,641 shares issued and outstanding as adjusted.          15,712         16,712
Surplus.........................................................................         116,201
Common stock warrants to acquire 231,209 shares(1)..............................              98             98
Retained earnings...............................................................          36,482         36,482
Accumulated other comprehensive loss............................................          (4,972)        (4,972)
                                                                                       ---------    -----------
   Total shareholders' equity...................................................         163,521
                                                                                       ---------    -----------
   Total capitalization.........................................................        $484,320     $
                                                                                       =========    ===========
CAPITAL RATIOS:
Leverage ratio(2)...............................................................             7.0%
Tier 1 capital ratio............................................................             7.6
Total risk based capital ratio..................................................             8.2

------------------
(1) The warrants are exercisable at prices ranging from $9.90 to $10.00 per share and expire between December 2002 and November 2005.
(2) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The following table sets forth the high and low sales prices reported on the Nasdaq National Market for our common stock for the periods indicated and the semi-annual dividends paid by us during such periods. The following information gives effect to a 3-for-2 stock split effective as of March 14, 2002.

                                            HIGH         LOW      DIVIDEND
                                           ------       ------    --------
    2002
    ----
    First Quarter.......................   $22.99       $18.33     $0.0600
    Second Quarter (through June 3).....    29.30        22.22          --

    2001
    ----
    First Quarter.......................   $12.75       $10.54     $0.0467
    Second Quarter......................    17.62        11.67          --
    Third Quarter.......................    21.41        16.27      0.0467
    Fourth Quarter......................    22.13        17.93          --

    2000
    ----
    First Quarter.......................   $10.67       $ 8.92     $0.0333
    Second Quarter......................    10.83         9.17          --
    Third Quarter.......................    11.88        10.17      0.0333
    Fourth Quarter......................    11.33        10.25          --

         As of May 29, 2002, there were 1,245 shareholders of record of our common stock.

COMMON STOCK DIVIDEND POLICY

         In January 2000, our board of directors approved the payment of our first semi-annual cash dividend on our common stock. We have continued to pay a semi-annual cash dividend since that time. The final determination of timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon our profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below.

         Because the principal source of our income at the holding company level is dividends from our banks, our ability to pay dividends on common stock is dependent on the banks' ability to pay dividends to us. The payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations. During 2001 and 2000, our banks paid us dividends of $13.5 million and $16.0 million, respectively. During 1999, the banks paid no dividends. De novo banks are prohibited from paying dividends during the first three years of operations. Currently, Northbrook Bank, which began operations in November 2000, is our only bank subject to this dividend restriction; this restriction will lapse in November 2003.

         Our ability to pay cash dividends on our common stock is also subject to statutory restrictions and restrictions arising under the terms of our outstanding and any future debt securities and trust preferred securities. The terms of such securities generally restrict payment of dividends on common stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable corporate law, we are permitted to pay dividends only to the extent of our shareholders' equity. Federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have severally agreed to purchase from us an aggregate of 1,000,000 shares of common stock in the amount set forth opposite their respective names.

                                                                 NUMBER
                                UNDERWRITERS                   OF SHARES
         --------------------------------------------------   ------------
         RBC Dain Rauscher Inc.............................
         U.S. Bancorp Piper Jaffray Inc....................
         Stifel, Nicolaus & Company, Incorporated..........
         Raymond James & Associates, Inc...................   ------------
            Total..........................................    1,000,000
                                                              ============

         The underwriting agreement provides that the underwriters' obligations are subject to specified conditions precedent and that the underwriters are committed to purchase all of the shares of our common stock offered hereby if the underwriters purchase any of such shares of common stock.

         The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a
concession not in excess of $   per share. The underwriters may allow and such
dealers may reallow a discount not in excess of $   per share to certain other
brokers and dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriters.

         We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of our common stock solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares of common stock offered hereby.

         The underwriters' commissions are shown in the following table. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                  NO EXERCISE  FULL EXERCISE
                                                  -----------  -------------
         Per share..............................    $            $
         Total..................................    $            $

         In connection with the offering of the shares of our common stock, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule104 of the SEC's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the shares of our common stock. Such transactions may include over-allotment transactions in which an underwriter creates a short position for its own account by selling more shares of our common stock than it is committed to purchase from us. In such a case, to cover all or part of the short position, the underwriters may purchase shares of our common stock in the open market following completion of the initial offering of the shares of our common stock. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock. The underwriters may also reclaim any selling concession allowed to a dealer if the underwriters repurchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the shares of our common stock at a level above that which might otherwise prevail in the open market. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of our common stock. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

         In connection with this offering, some underwriters may also engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

         We agreed to indemnify the underwriters and their controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

         We and our executive officers and directors have agreed for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of RBC Dain Rauscher Inc. on behalf of the underwriters, directly or indirectly, (1) offer, pledge (except for pledges granted prior to the date of this prospectus), sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (subject to some exceptions) any shares of our common stock, or any securities convertible into, or exercisable or exchangeable for, our common stock (other than approximately 441,000 shares with respect to which one of our directors shares voting and investment power) or (2) enter into any swap or other agreement that transfers, in whole or in part, any economic equivalent of ownership of shares of our common stock.

         We have agreed that, except pursuant to a publicly announced stock repurchase program to purchase shares of our common stock or under our stock option plan or employee stock purchase plan, we will not for a period of 180 days after the date of this prospectus, without the prior written consent of RBC Dain Rauscher Inc. on behalf of the underwriters, purchase, redeem or call for redemption, or prepay or give notice of prepayment (or announce any redemption or call for redemption, or any prepayment or notice of prepayment) of, any of our securities.

         The underwriters have informed us that they do not intend to confirm sales to any discretionary account without the prior written approval of the customer in compliance with NASD Rule 2720(l).

                                 TRANSFER AGENT

         The transfer agent for our common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.

                                 LEGAL MATTERS

         Certain legal matters relating to the common stock offered by this prospectus, including the validity of the common stock, have been passed upon for us by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Certain legal matters have been passed upon for the underwriters by Jones, Day, Reavis & Pogue, Chicago, Illinois.

                                    EXPERTS

         Our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference in our Annual Report and in this prospectus. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.wintrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                      DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

         Some information contained in this prospectus updates and supersedes the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002 (File No. 0-21923);

         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002 (File No. 0-21923);

         o our Current Report on Form 8-K dated January 17, 2002, filed with the SEC on February 8, 2002 (File No. 0-21923);

         o our Current Report on Form 8-K dated February 20, 2002, filed with the SEC on February 22, 2002 (File No. 0-21923);

         o our Current Report on Form 8-K dated April 19, 2002, filed with the SEC on May 3, 2002 (File No. 0-21923); and

         o the descriptions of (a) our Common Stock contained in our Registration Statement on Form 8-A dated January 3, 1997 (File No. 0-21923), and (b) the associated preferred share purchase rights contained in our Registration Statement on Form 8-A dated August 28, 1998 (File No. 0-21923).

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

         You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting David A. Dykstra, our Chief Operating Officer, at the following address and phone number:

         Wintrust Financial Corporation
         727 North Bank Lane
         Lake Forest, Illinois 60045-1951
         (847) 615-4096

                                1,000,000 SHARES




                         WINTRUST FINANCIAL CORPORATION



                                  COMMON STOCK




                               -------------------
                               PRICE $   PER SHARE
                               -------------------




RBC CAPITAL MARKETS

            U.S. BANCORP PIPER JAFFRAY

                             STIFEL, NICOLAUS & COMPANY
                                    INCORPORATED

                                                  RAYMOND JAMES








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                                        , 2002
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